press release

ArcelorMittal completes transaction to acquire Ilva S.p.A. and launches ArcelorMittal Italia

1 November 2018 – ArcelorMittal (‘the Company’) announces that AM Investco Italy Srl (‘AM Investco’)’s transaction to acquire Ilva S.p.A. (‘Ilva’) has completed today.

ArcelorMittal is the principal partner in AM Investco with a 94.4 per cent equity stake in the consortium, with Banca Intesa Sanpaolo holding 5.6 per cent. AM Investco’s lease and purchase agreement is effective from today (1 November 2018).

Following completion of the transaction, ArcelorMittal has now assumed full management control of Ilva, which will form a new business cluster within ArcelorMittal Europe - Flat Products and be known as ArcelorMittal Italia.

Commenting, Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:

“Closing the acquisition of Ilva is an important strategic step for ArcelorMittal. Ilva is a quality asset that provides a unique opportunity to expand and strengthen our European presence by acquiring Europe’s single-largest steelmaking site. It is a compelling value creation opportunity for ArcelorMittal, that fits our objective of selectively investing in growth projects where we can leverage our operating expertise to grow Ebitda and free cash flow over the long-term.

“We have a strong history of rehabilitating under-performing assets. I am confident that we will prove successful in restoring Ilva’s operational, financial and environmental performance and, in doing so, create value for our company, Ilva’s stakeholders and the Italian economy.”

Aditya Mittal, Group President and CFO, and CEO, ArcelorMittal Europe, added:

“It is a great pleasure to welcome Ilva to ArcelorMittal. We are excited by Ilva’s potential; it is a complementary fit with our existing flat products business in Europe, provides significant scale and is strategically well located. Combining this with our steelmaking expertise, technological prowess, and the extensive investment commitments we have made will enable us to positively transform Ilva’s performance.

“Our environmental, industrial and commercial business plans detail how we will turnaround the Ilva business. The cornerstone of our investment commitments is a €1.15 billion environmental investment programme. Work has already begun, and, over time, I am confident we will deliver on our vision of transforming Ilva into one of Europe’s leading and responsible steel manufacturers.

“Given Ilva’s history it is also critical to rebuild trust with local stakeholders through open and transparent dialogue and by demonstrating to them the positive difference that our significant environmental commitments will bring.”